EMI

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

31st October, 2005.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 17th October 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 31st October 2005 confirming that Schroder Investment Management Ltd, together with its subsidiary and affiliate companies, has decreased its interests in EMI Group plc Ordinary Shares of 14p each to 85,258,520 shares, being 10.78% of the shares in issue.

Yours faithfully,

C. P. ASHCROFT
Group General Counsel
And Company Secretary

Enc.

Ref: 82-378

VIA PR NEWSWIRE DISCLOSE

ER 05/59

Company Announcements Office,
London Stock Exchange.

31st October, 2005.

Dear Sirs,

EMI Group plc - Holding in Company

As required by Listing Rule 9.6.7, we advise that the Company has been informed by Schroder Investment Management Ltd, in a letter dated 27th October 2005 and received on 31st October 2005, that it has, together with its subsidiary and affiliated companies, decreased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 27th October 2005, held 85,258,520 shares, being 10.78% of the shares in issue.

Yours faithfully,

C. P. ASHCROFT
Group General Counsel
And Company Secretary